

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Martin Hausman, M.D.
Chief Executive Officer
LUDWIG ENTERPRISES, INC.
1749 Victorian Avenue, #C 350
Sparks, Nevada 89431

> **Re: LUDWIG ENTERPRISES, INC.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 5, 2023**
> **File No. 333-271439**

Dear Martin Hausman:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1

Management, page 47

1. We note your response to comment 1 and your revised disclosure here stating that "[p]rior to his joining [y]our company as Chief Operating Officer, from July 2022 through September 5, 2022, Mr. Terwilliger, in his role as consultant to Homeopathic Partners, Inc., provided administrative services to [y]our company, under [y]our now-terminated consulting agreement with Homeopathic Partners, Inc." We also note, however, that Mr. Terwilliger is named as Incorporator and his company, Corporate World, Inc., is named as Resident Agent, in your Articles of Incorporation included as Exhibit 3.1 and dated February 8, 2006. Please clarify Mr. Terwilliger's role with your company prior to July 2022. Refer to Item 401(e)(1) of Regulation S-K.

       Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Eric Newlan